UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1100-52380

CUSIP NUMBER 60477P102

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form l0-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: October 4, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MISCOR Group, LTD.
Full Name of Registrant

Former Name if Applicable

1125 South Walnut Street
Address of Principal Executive Office (Street and Number)

South Bend, Indiana 46619
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the events described below, MISCOR Group, Ltd. (the “Company”) is unable to complete the financial statements and other disclosures required to be included in its Quarterly Report on Form 10-Q for the quarterly period ended October 4, 2009 within the prescribed time period without unreasonable effort and expense.

As previously disclosed by the Company in its Current Report on Form 8-K filed  September 21, 2009, the Company, its subsidiaries and Wells Fargo Bank, National Association (“Wells Fargo”) executed a Fifth Amendment (the “Fifth Amendment”) to the Credit and Security Agreement dated January 14, 2008, as amended on September 16, 2009.  The Fifth Amendment extended until October 31, 2009, the requirement that the Company raise $2,000,000 of additional capital through subordinated debt or equity contributions.  The Company is currently in discussions with Wells Fargo to seek an amendment with respect thereto to further extend the deadline to raise such capital.  If the Company is unable to obtain such an amendment, management anticipates  that  the  footnotes to the Company’s October 4, 2009 condensed consolidated financial statements will include a disclosure indicating substantial doubt about the Company’s ability to continue as a going concern.  Because management’s time has been devoted to these discussions with Wells Fargo, the Company is unable to complete the financial statements and other disclosures required to be included in its Quarterly Report on Form 10-Q for the quarterly period ended October 4, 2009 within the prescribed time period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James M. Lewis	(574) 234-8131
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes       ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

Management anticipates a net loss for the third quarter of 2009 of approximately $4.4 million, which is a significant change from the net income realized in the third quarter of 2008 of approximately $471,000, as reported in the Company’s Quarterly Report on Form 10-Q for that period.  The Company attributed the loss primarily to the following factors: a decrease in consolidated revenues in the third quarter of 2009 resulting from the economic recession and reductions in demand within the manufacturing, transportation and construction industries; liquidity pressures that led to production slowdowns; unabsorbed overhead costs associated with lower revenues; cost overruns on a few of the Company’s large contracts; and a goodwill impairment charge of $2.5 million.

MISCOR Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 19, 2009	By	/s/ John A. Martell
John A. Martell
President and Chief Executive Officer